Real Title Launches Real Escrow in California; Names Industry
Veteran Brad Miller National Director of Title

Fully digital platform offering cost savings and frictionless closing experience now operational in six states with plans to expand to 10 states in 2023

TORONTO & NEW YORK - April 14, 2023 -- Real Title, a digital closing platform that provides a seamless search to close experience for real estate professionals and their clients, today announced it has launched Real Escrow of California to perform escrow operations exclusively in California. Real Escrow is a California escrow company built on industry-leading technology to enable agents to deliver a faster, better experience for their customers. Acquired by The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) in 2022, Real Title's expansion to California gives the company a presence in six states, including Florida, Georgia, Texas, and Utah, in addition to Arizona, which launched earlier this month.

Real Title expects to be operational in at least 10 states by the second half of 2023. To support its continued growth, the company recently hired Brad Miller as National Director of Title. A 17-year veteran of the title industry, Miller will oversee Real's title and escrow teams nationally, national underwriting partnerships, workflow processes, and vertical tech stack.

"We're thrilled to begin offering escrow services in California and to welcome Brad to the Real team," Sean Daly, Real Title Founder and CEO, said. "California is the fastest growing state in terms of agent attraction for Real and, because we consider ourselves one of the most innovative title companies in the industry, we are excited to launch in a state that is home to incredible name-brand technology companies."

Miller joins Real Title from OS National, LLC where he served as Managing Director of Title Operations since 2020. Earlier, he oversaw the operations of Opendoor Title Holdings, a joint venture between Opendoor and OS National. Miller spent nearly 14 years at Amrock, beginning his career in 2005 as a Team Leader in Tax and Title Operations before being promoted to Vice President of Title Operations, a position he held for nearly nine years. Miller holds a bachelor's degree from Michigan State University.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real Title's expansion of its operations into additional states.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real Title

Founded in 2019 as Expetitle, Real Title streamlines the paper and time intensive settlement process through an in-app experience that allows agents and their clients to track the progress of their transaction, communicate and upload and store documents though a secure, collaborative environment. Real acquired the company in 2022 as part of its vision to provide agents and their clients with an end-to-end technology-driven search to close experience.

About The Real Brokerage

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Investor inquiries:

Jason Lee

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investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221